ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1
File No. 333-191737
CIK No. 0001586049

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission via EDGAR Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) for the purpose of re-filing Exhibit 5.1 to the Registration Statement and updating Item 16 of the Registration Statement and the Exhibit Index accordingly. This Amendment No. 7 also updates Item 13 of the Registration Statement. This Amendment No. 7 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly the prospectus has not been filed herewith.

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Securities and Exchange Commission	-2-	November 19, 2013

Please do not hesitate to contact me at (617) 951-7063 or Michael D. Beauvais at (617) 951-7601 with any questions regarding this filing.

Best regards,

/s/ Thomas J. Fraser

Thomas J. Fraser

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)

Michael D. Beauvais (Ropes & Gray LLP)

Patricia Randall (Oxford Immunotec Global PLC)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)